UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Commission File Number 1-13776

CUSIP Number: 02906V 102

NOTIFICATION OF LATE FILING

((Check one): [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form 10-D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended: June 30, 2017

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant

AMERICAN POWER GROUP CORPORATION

Former Name if Applicable

N/A

Address of Principal Executive Office (Street and Number)

7 Kimball Lane, Building A

City, State and Zip Code

Lynnfield, Massachusetts 01940

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Additional time is required in order to prepare and file the Registrant’s Form 10Q for the quarter ended June 30, 2017. The Registrant further represents that the Form 10-Q will be filed by no later than the 5th calendar day following the date on which the Form 10-Q was due.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Charles E. Coppa	(781)	224 - 2411
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] No [  ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On June 2, 2017, the Registrant initiated a corporate wide realignment of its strategic direction, reallocation of resources and reduction in workforce in response to significant operating losses due to the impact that continuing low oil prices were having on the company’s dual fuel and flare capture businesses. The realignment resulted in a reduction in annual operating costs of over $2 million on a go forward basis.

The Registrant anticipates reporting revenues of approximately $382,000 for the three months ended June 30, 2017, as compared to approximately $524,000 for the three months ended June 30, 2016. Because the Registrant’s dual fuel technology displaces higher cost diesel fuel with lower cost and cleaner burning natural gas, the low price of oil/diesel over the past several years has negatively impacted the economic returns of utilizing the Registrant’s dual fuel solution.

Market conditions for the Registrant’s flare capture and recovery services in the Bakken region of North Dakota continue to be very soft, again due to low oil prices and reduction in the number of drill rigs operating in the region. With no material positive changes foreseen in flare capture market conditions in the near term the Registrant has elected to discontinue their flare capture initiative. As a result, the Registrant anticipates reporting a non-cash impairment loss of approximately $1.5 million during the three months ended June 30, 2017.

The Registrant anticipates reporting a net loss of approximately $3,670,000 for the three months ended June 30, 2017, as compared to a net loss of approximately $1,598,000 for the three months ended June 30, 2015. The results for the three months ended June 30, 2017 reflect the inclusion of approximately $1,500,000 of non-cash impairment losses.

As a result of the net losses incurred to date, the Registrant anticipates reporting a net working capital deficit of approximately $5,053,000 (including $3,000,000 of Contingent Convertible Notes Payable) at June 30, 2017 as compared to a net working capital deficit of approximately $1,120,000 at June 30, 2016.

American Power Group Corp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 15, 2017	By:	/s/ Charles E. Coppa
	Name:	Charles E. Coppa
	Title:	Chief Financial Officer